Exhibit 99.1

Press Release

CHC ANNOUNCES FIRST QUARTER RESULTS

Wednesday, September 13th, 2006, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company”) (TSX: FLY.A and FLY.B; NYSE: FLI) today announced unaudited financial results for the three months ended July 31, 2006.

	Financial Highlights
	(in millions of Canadian dollars, except per share amounts)
		Three Months Ended
		July 31,	July 31,
CHC Helicopter		2006	2005
Corporation	Revenue	$266.1	$247.0
	Operating income	28.7	34.3
T 604.276.7500	Net earnings	8.8	19.2
F 604.232.8341
	Per share information
www.chc.ca	Diluted
	Weighted average number of shares	46.2	46.1
	Net earnings	0.19	0.42

Highlights

The Company continues to aggressively expand its fleet to meet current and future contractual agreements. Revenue increased during the first quarter by $41.4 million, excluding the impact of foreign exchange ("FX"). However, the quarter's results have been affected by the cost of  the Company's unprecedented addition of 19 aircraft to its fleet, resulting in a fleet increase of 34 aircraft compared to the first quarter of last year. Furthermore, foreign exchange has also had a significant impact on the Company's earnings growth.

As a result of this rapid fleet expansion, the Company experienced significant aircraft introduction costs which consist of recruitment and training, crew duplication and overtime, mobilization costs, and pre-deployment lease and interest costs. There is a timing difference between when these introduction costs are incurred and when an aircraft begins flying and generating revenue, resulting in a significant reduction in earnings during this introduction period. During the first quarter, very few of the 19 new aircraft earned revenue while approximately $3.5 million of introduction costs and approximately $2.0 million of lease and interest costs were expensed to prepare these aircraft for deployment in fiscal 2007. These introduction costs were particularly high in Europe where several aircraft, including new aircraft types, were added to the fleet.

In addition, substantial costs were expensed in the first quarter in the European Operations and Heli-One segments related to scheduled and unscheduled maintenance requirements on newly introduced aircraft, aircraft being modified for current and future contracts and older aircraft on which unscheduled maintenance work was required. These costs totalled approximately $2.7 million, consisting of $2.4 million in operating costs and $0.3 million of lease and interest costs.

During the first quarter, the Company continued to be negatively impacted by the strengthening Canadian dollar, consistent with previously reported quarters. Revenue was negatively impacted by FX of approximately $22.3 million.

During the first quarter, consolidated revenue increased by $41.4 million or 17% over the same period last year, excluding the negative impact of FX. Revenue increased in all operating segments with Global Operations experiencing a 33% revenue growth this quarter, excluding FX. Flying hours in the first quarter increased by 3,767 hours (9%) over the same period last year and by 4,015 hours (10%) from the fourth quarter of last year.

The first quarter was a strong quarter for Global Operations, with increases in revenue and segment EBITDAR of $25.0 million and $12.4 million, respectively, from the same period last year, excluding the negative impact of FX. Global Operations has added 13 new aircraft to its fleet compared to the first quarter of last year, which is partially offset by aircraft returned to Heli-One for re-deployment. The addition of new aircraft is a major contributing factor to the increases in revenue and segment EBITDAR in the Global Operations segment.

Net earnings for the first quarter were $8.8 million ($0.19 per share, diluted), a decrease of $10.4 million from the first quarter last year. Major items impacting current year first quarter earnings are (all amounts are pre-tax in millions, except per share amounts, which are after-tax):

•
Aircraft introduction costs of approximately $5.5 million ($0.09 per share, diluted) in support of future growth, primarily in the European Operations segment. This $5.5 million consisted of $3.5 million in operating costs and $2.0 million in lease and interest costs.

•	Costs incurred of approximately $2.7 million ($0.04 per share, diluted) relating to scheduled and unscheduled maintenance in the European Operations and Heli-One segments.
•	Severance costs of approximately $0.5 million ($0.01 per share, diluted) relating to crews in Europe.
•	Costs incurred of approximately $1.2 million ($0.02 per share, diluted) relating to the SOX Section 404 internal control implementation project.
•	Costs of approximately $1.6 million ($0.03 per share, diluted) associated with the departure of a former executive of the Company.
•	Lease expense increases of approximately $5.3 million ($0.08 per share, diluted) as a result of additional leased aircraft and higher interest rates on floating and fixed rate operating leases.
•
Interest expense increases of approximately $1.5 million ($0.02 per share, diluted) primarily as a result of higher debt levels related to investment in fleet and working capital, net of the benefit of FX.

•
A negative FX impact on operating income of approximately $1.9 million ($0.03 per share, diluted) due to the strengthening of the Canadian dollar in relation to the functional currencies of the Company’s subsidiaries.

•	Foreign exchange losses of approximately $2.6 million ($0.04 per share, diluted) on foreign currency denominated monetary items.
•
Approximately $1.5 million ($0.02 per share, diluted) of previously deferred foreign exchange losses in the Company’s currency translation adjustment account recognized as a result of the settlement of inter-company debt denominated in foreign currencies and designated as part of the Company’s net investment in self-sustaining foreign subsidiaries.

•	A decrease in equity earnings of approximately $3.0 million ($0.05 per share, diluted) due to the sale of equity investments in the second and third quarters of last year.

Offset by:

•	The reversal of restructuring accruals of approximately $2.1 million ($0.03 per share, diluted).
•	The reversal of a provision of approximately $3.7 million ($0.06 per share, diluted) on trade receivables that have been settled.

Subsequent to the first quarter:

•
Heli-One, an operating subsidiary of the Company, announced the establishment of a new helicopter maintenance, repair and overhaul facility at Boundary Bay Airport in Delta, BC, Canada. Heli-One will establish a 235,000 square-foot facility including aircraft hangar, workshops and office space, with completion expected in October 2007. This new facility will support a wide range of components, engines and aircraft types including AgustaWestland, Bell, Eurocopter, and Sikorsky. The Company will invest approximately $30 million in establishing the facility, which will allow Heli-One to provide total helicopter support and improved efficiency for the rapidly expanding fleet and for third-party customers around the world.

•
Heli-One was awarded a new contract for the leasing of one new Bell 412EP helicopter, plus maintenance services, to Aeroservicios Especializados S.A. (“ASESA”) to June 30, 2008. This contract is expected to generate approximately $3.7 million in revenue. This aircraft is being operated on behalf of PEMEX, the national petroleum company of Mexico.

•
Heli-One was awarded a contract from Airod Sdn. Bhd. to support the installation of the Smiths SN502 Autopilot System into six Sikorsky S-61A helicopters owned and operated by the Royal Malaysian Air Force (RMAF). The three-year contract commences immediately, with total revenues over the contract period estimated at approximately $13.3 million.

For a complete overview of results, including Management’s Discussion and Analysis, and Unaudited Consolidated Interim Financial Statements and Notes thereto, please visit the CHC website at http://www.chc.ca/investor_financialreports.php.

Investor Conference Call

The Company’s first quarter conference call and webcast will take place Thursday, September 14, 2006 at 10:30 a.m. EDT. To listen to the conference call, dial 416-644-3432 for local and overseas calls, or toll-free 1-866-250-4665 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917 and enter passcode “21202367#”.

The financial results and a live webcast of the conference call will be available at www.chc.ca. The webcast is also available through Canada Newswire at www.cnxmarketlink.com.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Rick Davis Chief Financial Officer 604-279-2471 or 778-999-0314

Chris Flanagan Director of Communications 604-279-2493

If you wish to be added to the Company's news distribution list, please visit http://www.chc.ca/investor_materialrequest.php.

This document may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they may involve risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with Canadian securities regulatory authorities. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections in the forward-looking information herein. Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual outcomes may vary materially from those indicated. The Company disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information or otherwise, except in accordance with applicable securities laws.